UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                    March 23,
2020



Robert J. Bishop
Managing Principal and Managing Member
Impala Asset Management LLC
107 Cherry Street, 2nd Floor
New Canaan, CT 06840

        Re:     Harley-Davidson, Inc.
                PREC14A preliminary proxy statement filing made on Schedule 14A Filed on March 17, 2020 by Impala Asset Management LLC, et al. File No. 001-09183

Dear Mr. Bishop,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

General

1. Please refer to the following statement appearing on page three: "[a]s of the date hereof, the
   Participants beneficially owned 3,131,405 shares of Common Stock in the aggregate..."
   Assuming that the term "hereof" as used in this context relates to the approximate date upon which the proxy statement is expected to be mailed, and that date is at present unknown, please advise us, with a view toward revised disclosure, how this amount will be affirmed.

Background of this proxy solicitation, page 4

2. Please disclose how the participants concluded that they owned an "average" of
   "approximately two million shares" since 2008. Please take into account publicly available information disclosed in Form 13F filings, including whether or not the amount of beneficial ownership has dropped to zero within the past fourteen months. See Rule
14a-9.
 Robert J. Bishop
Impala Asset Management LLC
March 23, 2020
Page 2

Reasons for this proxy solicitation, page 5

3. Please provide us with the support for the assertion that "the Board compensated" the then-
   CEO in the increased amount specified. Alternatively, please revise to remove the implication that the Board specifically authorized a compensation increase of 20%.

Our Director Nominees, page 6

4. The inclusion of the numeric age of the director nominees together with the address of these candidates is at risk of not being readily discernable by reasonable shareholders. Please revise to remove the implication that the ages and business addresses have been intentionally conflated out of an interest in obfuscating the age of such candidates. See Rule 14a-5(a).

Vote Required, page 8

5. Please advise us, with a view towards revised disclosure, of the basis upon which the participants have relied to conclude that broker non-votes may exist in the instant solicitation with respect to any of the proposals. Please make conforming changes throughout the filing.

Proposal 2: Advisory Vote on the Compensation of Named Executive Officers, page
9

6. Please refer to the following assertion: "Harley-Davidson allowed several of its senior executives to use Harley-Davidson's privately owned jets for the executive's personal use, which we believe is both a waste of corporate resources and an extravagant perquisite."
   Please provide us with the factual foundation for this allegation, including the basis for the implied belief that the executives do not reimburse the registrant, or delete the contention.

7. Please refer to the following statement: "None of Mr. Zeitz's compensation is tied to his performance as interim CEO." Advise us, with a view toward revised disclosure, exactly what is meant by the term "performance" in this context. If Mr. Zeitz is charged, in whole or in part, with the responsibility of identifying, recruiting and hiring a new CEO, then the use of the term "performance" appears in need of clarification and further qualification.

What are "broker non-votes" and what effect do they have on the Proposals?, page 14

8. Please refer to the following representation: "broker non-votes occur when shares held by a broker, bank or other nominee in `Street Name' for a beneficial owner are not voted with respect to a particular proposal because the broker, bank, or other nominee has not received voting instructions from the beneficial owner ..." Please advise us of the legal basis upon which the participants have relied to conclude that persons other than brokers, such as banks and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other holders of record are the equivalent of brokers and thus might not vote absent instructions from beneficial owners. See Item 21(b) of
Schedule 14A.
 Robert J. Bishop
Impala Asset Management LLC
March 23, 2020
Page 3

Form of Proxy

9. The place holders reserved for the "Excluded Company Nominees", at present, indicate that the participants will not vote for seven of the registrant's nine director nominees instead of the two unnamed persons planned. Please revise to remove this unintended implication.

          We remind you that the participants are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact me at (202) 551-3266 with any questions.


                                                              Sincerely,

                                                              /s/ Nicholas P.
Panos

                                                              Nicholas P. Panos
                                                              Senior Special
Counsel
                                                              Office of Mergers
& Acquisitions

cc:      Eleazer Klein, Esq.
         Brandon Gold, Esq.